UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 17, 2021

NEC Corporation

By:	/s/ Tetsuo Mukunoki
Name:	Tetsuo Mukunoki
Title:	General Manager, Legal Division

NEC announces gain on sale of investment securities

Tokyo, Japan – February 17, 2021 – NEC Corporation (NEC; TSE: 6701) today announced that gains on the sale of investment securities are expected to be generated in the non-consolidated financial statements for the fiscal year ending March 31, 2021 due to the sale of a portion of its investment securities.

1. Reason for selling the investment securities

-	To improve asset efficiency by reviewing strategic shareholdings

2. Contract conclusion date and transfer date for the sale of investment securities

(1)	Contract date: February 16, 2021

(2)	Transfer date: February 19, 2021 (provisional)

3. About the investment security sale

(1)	Shares sold: Common shares of Hua Hong Semiconductor Limited (Hong Kong Stock Exchange – HKEX)

(2)	Gain on sale of investment securities (individual): Approximately 58.1 billion JPY (1 Hong Kong dollar = 13.5 JPY)

4. Future Outlook

The gain on sale of investment securities is expected to be recorded as extraordinary income in the non-consolidated financial statements for the fiscal year ending March 31, 2021. NEC complies with IFRS for its consolidated financial statements, and classifies the shares as “equity instruments designated as measured at fair value through other comprehensive income” as stipulated in IFRS 9 “Financial Instruments.” As a result, there is no impact on consolidated net profit.

Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to NEC and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which the NEC Group operates;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in the NEC Group’s medium-term management plan;

•	fluctuations in the NEC Group’s revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in the NEC Group’s relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving the NEC Group’s growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in the NEC Group’s industry and to commercialize new technologies;

•	intense competition in the markets in which the NEC Group operates;

•	risks relating to the NEC Group’s concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services the NEC Group provides;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting the NEC Group’s intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	the NEC Group’s customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet the NEC Group’s funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to the NEC Group’s pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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